Exhibit g.5

Brown

Brothers

Harriman

Addendum to Schedule of Fees & Charges dated July 2012

Addendum Effective Date: January 1, 2018

This document sets out the fees agreed since the signing of the Schedule of Fees & Charges between Brown Brothers Harriman & Co (BBH) and Heartland Group, Inc. on July 1, 2012. All other terms of the Schedule of Fees & Charges shall continue in full force and effect. This addendum supersedes any other addendum documents.

1.       Other Charges

BBH will cap the other charges for Heartland Group, Inc. at .025 basis points on total net assets

Other Charges (formerly known as Out of Pocket Expenses) have been revised as follows:

Other Charges
In connection with the provision of agreed upon services, BBH may apply Other Charges to your account which may include, but are not limited to, charges associated with postage, courier, and overnight mail charges, telephone, facsimile and telecommunication, duplication, Board meeting materials (including but not limited to, duplication, forms and supplies, travel and lodging), certain filings with federal and/or state regulatory agencies, customized computer programming requests, the retention, reproduction, retrieval and destruction costs associated with records, subcustodian or depositary charges for stamp duties, tax and tax reclaims, registration, proxy and other corporate actions, pricing service charges and other miscellaneous charges incurred in connection with local custody and related processing, SSAE 16 or equivalent reporting expenses, legal expenses, ADR/GDR administration fees charged by the issuing agent, and other similar expenses reasonably incurred in connection with the provision of services hereunder. Such charges are periodically reviewed and subject to change.

Other Charges are reviewed annually and subject to change. Current Other Charges are calculated as follows:

Other Charges	Annual Charge (billed monthly)
Market Data - Custody	$3.95/custody line/year
Telecom — General Usage	$100/billable account/year
Audit Expense	$72/billable account/year

2.       Terms

Heartland Group, Inc.	1

This addendum will be effective as per the Addendum Effective Date as noted above.

Accepted and agreed:

Heartland Group, Inc.
By:	/s/ Nicole J. Best
Name:	Nicole J. Best
Date:	1/24/2018

Brown Brothers Harriman
By:	/s/ Elizabeth E. Prickett
Name:	Elizabeth E. Prickett, Managing Director
Date:

18802322.1

Heartland Group, Inc.	2